This Supplement to the Mandatory Offer Document dated September 2, 2004 is being made available to shareholders of Celanese AG in order to comply with applicable U.S. securities laws.
Supplement to the Mandatory Offer
for
All Outstanding Registered Ordinary Shares
With No Par Value
of
Celanese AG
Kronberg im Taunus
by
Celanese Europe Holding GmbH & Co. KG
(formerly known as BCP Crystal Acquisition GmbH & Co. KG)
Kronberg im Taunus
an indirect wholly-owned subsidiary of
Celanese Corporation (formerly known as Blackstone Crystal Holdings
Capital Partners (Cayman) IV Ltd.) and/or certain of its affiliates
Limited Offer to Receive Increased Cash Compensation
of EUR51.00 Per Share Plus Interest on the terms and conditions described in this Supplement

THE OPPORTUNITY TO RECEIVE INCREASED CASH COMPENSATION OF EUR51.00 PER SHARE PLUS INTEREST IS ONLY AVAILABLE TO SHAREHOLDERS WHO (1) ACCEPT THE OFFER FROM AUGUST 30, 2005 UNTIL SEPTEMBER 29, 2005, (6.01h CENTRAL EUROPEAN SUMMER TIME, 12:01 A.M. NEW YORK CITY TIME), UNLESS THE ACCEPTANCE PERIOD IS EXTENDED; AND (2) AGREE TO A REQUIRED WAIVER OF CERTAIN LEGAL CLAIMS.

The mechanics for tendering Celanese Shares in this Limited Offer will depend on whether the particular Celanese Shares are held in the booking system of Clearstream Banking AG or The Depository Trust Company or in certificated form listed in the North American Registry of Celanese AG. More information about these procedures, and about how to determine which procedures apply to you is contained in Section V.5, “The Offer — Acceptance and Execution of the Offer; Procedures for Tendering Celanese Shares” of the Mandatory Offer Document previously distributed. In addition to the foregoing, if you wish to tender your Celanese Shares for the increased cash compensation, you will need to execute and deliver the enclosed Waiver Letter. If you have previously tendered your Celanese Shares in the Mandatory Offer and you wish to claim the increased cash compensation, you must execute and deliver the enclosed Waiver Letter. If your Celanese Shares are held in a securities deposit with a custodian institution or financial services institution, or are registered in the name of a broker, dealer, commercial bank or other nominee, you must contact your custodian institution, financial services institution, broker, dealer, commercial bank or other nominee to tender your Celanese Shares for increased cash compensation or claim the increased cash compensation in respect of previously tendered Celanese Shares.
Questions and requests for assistance or for additional copies of the Mandatory Offer Document dated September 2, 2004, the Going Private Disclosure Document dated July 6, 2005, this Supplement, the Letter of Transmittal, the Waiver Letter or other Mandatory Offer materials may be directed to Innisfree M&A Incorporated, the Information Agent, at its address and telephone number set forth on the back cover of this Supplement.
Neither the U.S. Securities and Exchange Commission nor any securities commission of any state of the United States of America has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

The Dealer Manager for this Offer is:
DEUTSCHE BANK SECURITIES

TABLE OF CONTENTS

i

I.	SUMMARY TERMS OF THE LIMITED OFFER TO RECEIVE INCREASED CASH COMPENSATION
Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a German limited partnership (Kommanditgesellschaft), with its registered office (Sitz) in Kronberg im Taunus, Germany, and an indirect wholly owned subsidiary of Celanese Corporation (formerly known as Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.), is offering to purchase all of the outstanding ordinary shares of Celanese AG for EUR51.00 per ordinary share in cash plus interest on the terms described in this Supplement. The questions and answers that follow highlight important material information about this limited offer, but are intended to be an overview only. For a more complete description of the terms and conditions of this limited offer, you should carefully read this Supplement, the entire Mandatory Offer Document dated September 2, 2004, the Going Private Disclosure Document dated July 6, 2005 and the related documents described in this supplement and the Mandatory Offer Document, including any accompanying documents, because these questions and answers may not answer all of your questions and additional important information is contained in the remainder of this Supplement and the aforementioned related documents.
What is the limited offer for increased cash compensation?
We are offering to purchase your ordinary shares of Celanese AG in the original mandatory offer, for a limited time only, for the increased offer price of EUR51.00 per ordinary share in cash plus interest on the terms described below. This represents a EUR9.08 increase, or a premium of approximately 22% (not counting any interest), over the original mandatory offer price of EUR41.92. In addition to the EUR51.00, we will pay to all minority shareholders who tender into this limited offer interest on EUR41.92 from October 2, 2004 until the business day preceding the date of settlement at a rate of 2% plus the base rate (as defined in §247 of the German Civil Code (BGB)) per annum prevailing from time to time, as reduced by any guaranteed dividend payments. As of the date of this Supplement, the applicable base rate, which is adjusted bi-annually, is 1.17%. Payment of the EUR51.00 (plus interest) per ordinary share is contingent on shareholders validly tendering their ordinary shares and, among other things, executing and delivering to the North American Depository, their Custodian Institution or broker, dealer, commercial bank or other nominee, as applicable, the enclosed Waiver Letter.
For more information regarding the terms of the limited offer for increased cash compensation, see Section IV, “Terms of the Limited Offer” of this Supplement.
How long do I have to accept the increased cash compensation?
The limited offer to receive increased cash compensation will only remain open until 6:01 Central European Summer time/12:01 a.m. New York City time on September 29, 2005 and shareholders must tender their ordinary shares of Celanese AG and submit the Waiver Letter, properly completed and executed, by then in order to receive the EUR51.00 plus interest. If you have previously tendered your ordinary shares of Celanese AG in the mandatory offer, have not assigned your rights to increased cash compensation and wish to claim the incremental portion of the increased cash compensation of EUR9.08, you must submit the enclosed Waiver Letter, properly completed and executed, to the North American Depository, your Custodian Institution or broker, dealer, commercial bank or other nominee, as applicable, by 6:01 Central European Summer time/12:01 a.m. New York City time on September 29, 2005. Following the expiration of the limited offer, the mandatory offer will continue but shareholders that tender their Celanese AG registered ordinary shares from and after 6:01 Central European Summer time/12:01 a.m. New York City time on September 29, 2005, will only receive EUR41.92 (plus interest) pursuant to the terms of the ongoing mandatory offer as described in the Mandatory Offer Document rather than the increased cash compensation.
For more information regarding the terms of the limited offer for increased cash compensation, see Section IV, “Terms of the Limited Offer” of this Supplement.

Are there any other conditions to the limited offer to receive increased cash compensation?
No.
May I withdraw previously validly tendered registered ordinary shares of Celanese AG?
No. However, during the term of the limited offer for increased cash compensation persons who previously validly tendered registered ordinary shares of Celanese AG into the mandatory offer will be entitled to receive EUR9.08, if they have not assigned their rights to increased cash compensation and they properly complete, execute and deliver the enclosed Waiver Letter. No interest will be payable on this incremental EUR9.08 payment.
For more information regarding the withdrawal rights of the limited offer for increased cash compensation, see Section IV.4, “Terms of the Limited Offer — Withdrawal Rights” of this Supplement.
Can I still tender my shares into the mandatory offer and receive the EUR41.92 plus interest if I don’t want to execute the Waiver Letter?
Yes. Shareholders that do not wish to execute the Waiver Letter may tender their registered ordinary shares of Celanese AG for EUR41.92 per ordinary share in cash (plus interest) pursuant to the terms of the ongoing mandatory offer described in the Mandatory Offer Document.
For more information regarding the terms of the mandatory offer for, see Section V, “The Offer” of the Mandatory Offer Document.
If I decide not to tender, how will the offer affect my registered ordinary shares of Celanese AG?
If you decide not to tender your registered ordinary shares of Celanese AG, your ordinary shares will remain outstanding. Besides the consequences described in the Mandatory Offer Document, you should be aware that we now own more than 95% of the ordinary registered share capital Celanese AG (excluding treasury shares held by Celanese AG, enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG), and accordingly we are entitled to request that the shareholders’ meeting of Celanese AG resolve upon the transfer to us of the registered ordinary shares of Celanese AG not owned by us in exchange for fair cash compensation pursuant to §§ 327a et seq. of the German Stock Corporation Act. This procedure is referred to as a “squeeze-out.” The amount of the fair cash compensation that would be paid to other shareholders in connection with a squeeze-out will be determined by us on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG at the time of the shareholders’ meeting in which a resolution to effect the squeeze-out is adopted, and may be higher, lower or the same as EUR51.00 or EUR41.92 (the base consideration offered pursuant to the mandatory offer). Celanese AG shareholders should also be aware that currency exchange rates in effect at the time of payment of any such fair cash compensation may be different than exchange rates in effect at the time of the publication of this Supplement and may therefore affect the value of such fair cash compensation if such compensation is paid in U.S. dollars, or if such shareholder ultimately intends to convert such compensation into U.S. dollars. Although we intend to commence a squeeze-out, the decision has not yet been made and there is no schedule for when any squeeze-out process would be commenced.
For more information about a squeeze-out, see Section IV.3(d), “Background and Objective of the Offer — Intentions of Purchaser with Regard to Celanese AG — Delisting, Squeeze-out, Conversion” of the Mandatory Offer Document and Section III.1(b), “Special Factors — Purposes, Alternatives, Reasons and Effects — Effects of the Transactions” of the Going Private Disclosure Document.
If I have already tendered my shares in the mandatory offer, can I receive the difference between the purchase price I tendered my ordinary shares for and EUR51.00?
Yes. Shareholders who have already validly tendered their registered ordinary shares of Celanese AG for EUR41.92 per ordinary share (plus interest) in the mandatory offer and have not assigned any of their rights to any increase in the fair cash compensation to any other person, may, if they properly complete, execute and deliver the Waiver Letter described below, receive the incremental portion of the increased cash compensation equal to EUR9.08. No interest will be payable in addition to the EUR9.08 payment. Payment of the EUR9.08 per ordinary share is contingent on those persons who have previously tendered their ordinary shares of Celanese AG in the mandatory offer executing and delivering to the North American Depository, their Custodian Institution or broker, dealer, commercial bank or other nominee, as applicable, the enclosed Waiver Letter.
For more information regarding the terms of the limited offer for increased cash compensation, see Section VI., “Terms of the Limited Offer” of this Supplement.
Does Celanese Europe Holding GmbH & Co. KG have the financial resources to make the payment of the increased cash compensation?
Yes. We have available sufficient funds to make all payments pursuant to this limited offer for increased cash compensation. The total amount of funds required to purchase all of the remaining registered ordinary shares of Celanese AG outstanding as of August 24, 2005 (excluding shares owned by us and treasury shares held by Celanese AG, enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG) pursuant to this limited offer for increased cash compensation is approximately EUR110 million. If shareholders who previously validly tendered their ordinary shares of Celanese AG for EUR41.92 per ordinary share (plus interest) in the mandatory offer requested the incremental EUR9.08 payment, the total amount of required funds would increase to EUR116.4 million.
Can Celanese Europe Holding GmbH & Co. KG still make purchases outside of the mandatory offer and this limited offer for increased cash compensation?
Yes. We may still make purchases of ordinary shares of Celanese AG outside of the mandatory offer and this limited offer for increased cash compensation. For more information about the purchases we may make please read the Going Private Disclosure Document dated July 6, 2005.
For more information about possible purchases of ordinary shares of Celanese AG outside of the mandatory offer and this limited offer for increased cash compensation, see Section VI.2, “The Transactions — Types of Purchases or Acquisitions” of the Going Private Disclosure Document.
Who can I talk to if I have further questions about this limited offer for increased cash compensation?
If you have further questions about this limited offer for increased cash compensation, you can call the Information Agent for the mandatory offer and this limited offer for increased cash compensation, Innisfree M&A Incorporated, at 00-800-7710-9970 (toll-free in Germany), 00-800-7710-9971 (toll-free in the EU), +1-877-750-5836 (toll-free in the U.S. and Canada) or 1-646-822-7403 (call collect from all other countries).
Deutsche Bank AG is acting as international settlement agent for the mandatory offer and this limited offer for increased cash compensation, and one of its affiliates is acting as dealer manager for the mandatory offer and this limited offer for increased cash compensation.

II.	INTRODUCTION
Pursuant to the following limited offer for increased cash compensation (together with any amendments or supplements hereto, the “Limited Offer”), Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG) (“Purchaser”) is offering to all minority shareholders (aussenstehende Aktionäre) of Celanese AG (collectively, the “Celanese Shareholders” and each individually, a “Celanese Shareholder”) to acquire all their registered ordinary shares with no par value of Celanese AG (collectively, the “Celanese Shares” and each, a “Celanese Share”) at the increased offer price of EUR51.00 per Celanese Share, in cash (the “Increased Offer Price”), upon the terms and conditions set forth in the Mandatory Offer Document (defined below), unless such terms and conditions are otherwise amended by this Supplement (as it may be amended or supplemented from time to time, this “Supplement”). The Mandatory Offer Document was originally filed as Exhibit (a)(1)(A) to Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, BCP Caylux Holdings Luxembourg S.C.A. and Purchaser on September 2, 2004 (as amended and supplemented from time to time the “Mandatory Offer Document,” together with the Going Private Disclosure Document (defined below) and this Supplement, the “Offer Materials”) relating to the mandatory offer to acquire all outstanding Celanese Shares from the minority shareholders (aussenstehende Aktionäre) of Celanese AG in return for payment of fair cash compensation (angemessene Barabfindung) (the “Mandatory Offer”). All references to the Offer Price in the Mandatory Offer Document shall be deemed to mean the Increased Offer Price until the expiration of the Limited Offer. In addition to the Increased Offer Price, Purchaser will pay to all minority shareholders who tender into this Limited Offer, interest on EUR41.92 (the base consideration offered pursuant to the Mandatory Offer) from October 2, 2004 until the business day preceding the date of settlement at a rate of 2% plus the base rate (as defined in § 247 of the German Civil Code (BGB)) per annum prevailing from time to time, as reduced by any guaranteed dividend payments (such amount, together with the Increased Offer Price, the “Limited Offer Consideration”). No interest will be payable on EUR9.08 of the Increased Offer Price, which is that portion of the Increased Offer Price equal to the difference between EUR51.00 and EUR41.92 (the base consideration offered pursuant to the Mandatory Offer). All references to the Offer Consideration in the Mandatory Offer Document shall be deemed to mean the Limited Offer Consideration until the expiration of the Limited Offer. As of the date of this Supplement, the applicable base rate, which is adjusted bi-annually, is 1.17%.
Persons or entities that previously were Celanese Shareholders and who tendered their Celanese Shares in the Mandatory Offer at the offer price of EUR41.92 per Celanese Share, in cash (plus interest) (the “Original Mandatory Offer Consideration”) and have not assigned any of their rights to any increase in the fair cash compensation to any other person may receive EUR9.08 (such amount, the “Incremental Payment”), if they properly complete, execute and submit the enclosed Waiver Letter prior to the expiration of the Limited Offer. No interest will be payable on the Incremental Payment.
Following the expiration of the Limited Offer, the Mandatory Offer will continue and Celanese Shareholders that tender their Celanese Shares will receive the Original Mandatory Offer Consideration under the terms described in the Mandatory Offer Document but will no longer be entitled to the increased cash compensation pursuant to the Limited Offer.
This Supplement should be read together with the Mandatory Offer Document and the Going Private Disclosure Document originally filed as Exhibit (a)(3)(A) to Amendment No. 2 to the Schedule 13E-3 filed with the SEC by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Chemical Coinvest Partners (Cayman) L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3, Celanese Corporation, Crystal US Holdings 3 L.L.C., Celanese Holdings LLC, BCP Crystal US Holdings Corp., BCP Caylux Holdings Luxembourg S.C.A., BCP Holdings GmbH, BCP Acquisition GmbH & Co. KG, Celanese Europe Management GmbH and Purchaser on July 6, 2005 (as it may be amended or supplemented from time to time, the “Going Private Disclosure Document”). Except as expressly set forth in this Supplement, the Letter of Transmittal and the Waiver Letter, the terms and conditions previously set forth in the Mandatory Offer Document previously mailed to Celanese Shareholders remain applicable in all respects to the Limited Offer.

Capitalized terms used but not defined herein have the meaning set forth in the Mandatory Offer Document.
Procedures for tendering Celanese Shares are set forth in “Section V.5, “The Offer — Acceptance and Execution of the Offer; Procedures for Tendering Celanese Shares” of the Mandatory Offer Document. Tendering Celanese Shareholders should use the Letter of Transmittal circulated with this Supplement. In addition to the foregoing, in order to receive the Limited Offer Consideration tendering Celanese Shareholders must also execute the Waiver Letter that is being circulated with this Supplement.
Celanese Shareholders are strongly urged to read the Offer Materials, the Letter of Transmittal and the Waiver Letter carefully before deciding whether to tender their Celanese Shares.
None of Purchaser, Celanese Corporation or Blackstone (as defined in Section III.1, “Companies Involved — Description of Purchaser, the Acquisition Entities and Blackstone”) or any of their affiliates assumes any responsibility for making further announcements, registrations, or for obtaining further licenses or approvals, in respect of the Offer Materials and/or this Limited Offer outside of Germany and the U.S. None of Purchaser, Celanese Corporation or Blackstone or any of their respective affiliates assumes any responsibility for the non-compliance with regulations of jurisdictions other than Germany and the U.S. In any jurisdiction where the securities laws or other laws require this Limited Offer to be made by a licensed broker or dealer, this Limited Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
III.  COMPANIES INVOLVED
The information set forth in Section III., “Companies Involved” in the Mandatory Offer Document and in Section IV., “Companies Involved” of the Going Private Disclosure Document is amended and supplemented as follows:
1.   Description of Purchaser, the Acquisition Entities and Blackstone
Due to their relationships with Purchaser described in Section IV., “Companies Involved” of the Going Private Disclosure Document, the following entities may be deemed to be the beneficial owner of Celanese Shares, as of August 24, 2005, as follows:

		Percentage of outstanding
		Celanese Shares (excluding
	Number of shares entity may be	Treasury Shares) entity may
Entity	deemed to beneficially own	be deemed to beneficially own

Celanese Europe Management	48,205,989	95.7%
BCP Acquisition	48,205,989	95.7%
BCP Holdings	48,205,989	95.7%
BCP Luxembourg	48,205,989	95.7%
US Holdco	48,205,989	95.7%
Celanese Holdings	48,205,989	95.7%
Crystal Holdings 3	48,205,989	95.7%
Celanese Corporation	48,205,989	95.7%
BCP 1	18,655,717	37.0%
BCP 2	1,301,561	2.6%
BCP 3	10,123,258	20.0%
BCP IV	18,655,717	37.0%
BCP IV-A	298,057	0.6%
BFIP	1,003,504	2.0%
BCCP	10,123,258	20.0%
BMA	48,205,989	95.7%
Blackstone LR	48,205,989	95.7%

As used in this Supplement, “beneficial ownership” has the meaning provided in Rule 13d-3 under the Exchange Act. Shareholders should be aware that “beneficial ownership” as determined under the Exchange Act may be different from the determination of attribution of voting rights pursuant to § 22 of the German Securities Trading Act (WpHG).
2.   Description of Celanese AG and Celanese Shares
As of August 24, 2005, the registered share capital (Grundkapital) of Celanese AG was divided into 54,790,369 registered ordinary shares with no par value, with each Celanese Share representing a share in Celanese AG’s registered share capital of EUR2.56.
Further, as of August 24, 2005, Celanese AG, enterprises controlled or majority-owned by Celanese AG and parties acting for the account of Celanese AG held 4,425,351 Celanese Shares (representing approximately 8.1% of the registered share capital of Celanese AG) as Treasury Shares (eigene Aktien).

3.	Interest of Purchaser and Blackstone in Celanese AG
As of August 24, 2005, Purchaser owns 48,205,989 Celanese Shares, representing approximately 95.7% of the Celanese Shares outstanding as of August 24, 2005, excluding Treasury Shares.
On August 19, 2005, Paulson & Co. Inc. (“Paulson”) and Arnhold and S. Bleichroeder Advisers, LLC (“ASB” and with Paulson, the “Sellers”) and Purchaser entered into a Share Purchase and Transfer Agreement and Settlement Agreement (the “Paulson Agreement”) whereby the Sellers agreed to sell 5,918,299 Celanese Shares to Purchaser in consideration for EUR51.00 per share. In addition, we paid to the Sellers an additional purchase price of approximately EUR12 million in consideration for the settlement of certain claims and for each Seller agreeing to certain matters regarding, among other things, the Domination Agreement, as described in Section IV., “Background and Objective of the Limited Offer — Background and Details of the Paulson Agreement.”
The following table describes each transaction involving Celanese Shares during the 60 days prior to and including August 24, 2005, all of which, except for the purchases from Paulson pursuant to the Paulson Agreement, were made by Purchaser pursuant to the Mandatory Offer at a price per share of €41.92 plus applicable interest (calculated as described in the Mandatory Offer Document).

Date of the Transaction	Number of Shares Purchased

June 21, 2005	18,627
July 12, 2005	3
July 20, 2005	1,500
July 21, 2005	70
July 26, 2005	5
July 27, 2005	5
July 28, 2005	341
August 5, 2005	25
August 18, 2005	20
August 19, 2005
(Purchases pursuant to the Paulson Agreement)	5,918,299
Except as described in the Offer Materials, at the time of the publication of this Supplement, neither Purchaser nor Blackstone hold, directly or indirectly, any interest, or is attributed any voting rights, in Celanese AG.
In particular, except as described in the Offer Materials,

(i) none of the entities listed in the Structure Chart (contained in Section IV.1, “Companies Involved — Description of the Reporting Persons” of the Going Private Disclosure Document), or to the best knowledge of Purchaser, Celanese Corporation or Blackstone, any of the persons listed in Schedule 1 of the Going Private Disclosure Document or any associate or majority-owned subsidiary of the entities listed in such Structure Chart or any of the persons so listed in Schedule 1 of the Going Private Disclosure Document beneficially owns any Celanese Shares, and

(ii) none of the entities listed in such Structure Chart, or to the best knowledge of Purchaser, Celanese Corporation and Blackstone, any of the persons listed in Schedule 1 of the Going Private Disclosure Document or any associate or majority-owned subsidiary of the entities listed in such Structure Chart or any of the persons so listed in Schedule 1 of the Going Private Disclosure Document has effected any transaction in the Celanese Shares during the 60 days prior to the filing of this Supplement by Purchaser and Blackstone with the SEC under cover of Amendment No. 10 to Schedule TO.

4.	Celanese AG’s Position with Respect to this Offer
Although Celanese AG is a party to the Domination Agreement, Purchaser and Blackstone have not asked the management board of Celanese AG to separately approve the Limited Offer. Under applicable law, no approval by Celanese AG’s management board is necessary for Purchaser to commence or complete this Limited Offer.

IV.	BACKGROUND AND OBJECTIVE OF THE LIMITED OFFER
The information set forth in Section IV., “Background and Objective of the Offer” in the Mandatory Offer Document and in Section V., “Background and Objective of the Transactions” of the Going Private Disclosure Document is amended and supplemented as follows:

Background and Details of the Paulson Agreement
In late July 2005, representatives of Paulson contacted representatives of Purchaser and certain of Purchaser’s affiliates regarding the possible sale of Celanese Shares held by Paulson to Purchaser. Between August 13, 2005 and August 17, 2005, representatives from each of Paulson and Purchaser and certain of its affiliates, including Celanese Corporation, met in Germany to negotiate the terms and conditions of an agreement pursuant to which Purchaser would acquire 5,918,299 Celanese Shares from Paulson and ASB. On August 19, 2005, Paulson, ASB and Purchaser entered into the Paulson Agreement whereby the Sellers agreed to sell 5,918,299 Celanese Shares to Purchaser in consideration for EUR51.00 per share. In addition, under the terms of the Paulson Agreement, Purchaser also paid the Sellers an additional purchase price of approximately EUR12 million in consideration for the settlement of certain claims and for each Seller agreeing to, among other things, (1) accept the shareholders’ resolutions passed at the extraordinary general meeting of Celanese AG held on July 30 and 31, 2004 and the annual general meeting of Celanese AG held on May 19 and 20, 2005, (2) acknowledge the legal effectiveness of the Domination Agreement, (3) irrevocably withdraw and abandon all actions, applications and appeals each brought or joined in German legal proceedings related to, among other things, challenging the effectiveness of the Domination Agreement and the amount of the Original Mandatory Offer Consideration, including the actions initiated by Paulson and one of its representatives against the shareholder resolution passed at Celanese AG’s annual general meeting on May 19 and 20, 2005 and Paulson’s appeal against the dismissal of the award proceedings by the Frankfurt District Court (Landgericht), (4) refrain from acquiring any Celanese Shares or any other investment in Celanese AG, and (5) refrain from taking any future legal action, shareholder resolutions or corporate actions relating to Celanese AG. The Paulson Agreement also provides that Purchaser would undertake, subject to compliance with applicable law, to make this Limited Offer. In connection with the consummation of the Paulson Agreement, Celanese Corporation, paid an affiliate of Blackstone a fee of approximately EUR3 million in consideration of the performance of certain advisory, consulting and other services related to the consummation of the Paulson Agreement.

V.	SPECIAL FACTORS
The information set forth in Section III., “Special Factors” in the Going Private Disclosure Document is amended and supplemented as follows:

1.	Purposes, Alternatives, Reasons and Effects
Purchaser now owns more than 95% of the outstanding Celanese Shares excluding Treasury Shares, and accordingly Purchaser is now entitled to request that the shareholders’ meeting of Celanese AG resolve upon the transfer to Purchaser of the Celanese Shares not owned by Purchaser in exchange for fair cash compensation pursuant to §§ 327a et seq. of the German Stock Corporation Act. This procedure is referred to as a “squeeze-out.” The amount of the fair cash compensation that would be paid to Celanese Shareholders in connection with a squeeze-out would be determined by Purchaser on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG at the time of the shareholders’ meeting in which a resolution to effect the squeeze-out is adopted, and may be higher, lower or the same as the Limited Offer Consideration or the Original Mandatory Offer Consideration. Celanese Shareholders should also be aware that currency exchange rates in effect at the time of payment of any such fair cash compensation may be different than exchange rates in effect at the time of the publication of this supplement and may therefore affect the value of such fair cash compensation if such compensation is paid in U.S. dollars, or if such Celanese Shareholder ultimately intends to convert such compensation into U.S. dollars. Although Purchaser intends to commence a squeeze-out, the decision has not yet been made and there is no schedule for when any squeeze-out process would be commenced.
2.   Position of Purchaser Regarding the Fairness of the Limited Offer
For the reasons described in the Going Private Disclosure Document, Purchaser believes that the Original Mandatory Offer Consideration is fair to unaffiliated holders of Celanese Shares. Accordingly, Purchaser believes that the higher Limited Offer Consideration is also fair. The amount of the Limited Offer Consideration was determined pursuant to arms’ length negotiations among Paulson, Purchaser and certain of Purchaser’s affiliates, including Celanese Corporation. The Limited Offer Consideration is being offered for a limited period of time because Purchaser wishes to incentivize the prompt tender of Celanese Shares by Celanese Shareholders who have not yet accepted the Mandatory Offer before determining whether and when to proceed with a squeeze-out.
VI.   TERMS OF THE LIMITED OFFER
The information set forth in Section V., “The Offer” in the Mandatory Offer Document is amended and supplemented as follows:

1.	Terms of the Limited Offer; Expiration Date
Purchaser is offering EUR51.00 to all Celanese Shareholders who tender into the Limited Offer. In addition to the EUR51.00, Purchaser will pay to all Celanese Shareholders who validly tender into the Limited Offer interest on EUR41.92 (the base consideration offered pursuant to the Mandatory Offer) from October 2, 2004 until the business day preceding the date of settlement at a rate of 2% plus the base rate (as defined in § 247 of the German Civil Code (BGB)) per annum prevailing from time to time, as reduced by any guaranteed dividend payments. The foregoing payments are referred to as the “Limited Offer Consideration” in this Supplement. As of the date of this Supplement, the applicable base rate, which is adjusted bi-annually, is 1.17%. In consideration for receiving the Limited Offer Consideration, tendering Celanese Shareholders must agree to waive their right to conduct special award proceedings (Spruchverfahren) and their right to any awards pursuant to such proceedings by executing and delivering to the North American Depository, their Custodian Institution or broker, dealer, commercial bank or other nominee, as applicable, the Waiver Letter that accompanies this Supplement. Shareholders who execute the Waiver Letter will be representing and agreeing that they (i) have not filed, and will not file, any application for the initiation of special award proceedings pursuant to Sec. 1 no. 1 of the German Special Award Proceedings Act, (ii) have withdrawn any such pending applications in an irrevocable and binding manner; (iii) waive their right to initiate and carry out special award proceedings pursuant to Sec. 1 no. 1 of the German Special Award Proceedings Act for the purposes of determining a fair compensation in connection with the Domination Agreement; (iv) have not joined, and will not join, applications pursuant to Sec. 1 no. 1 Special Award Proceedings Act in any other way, whether directly or indirectly; and (v) waive their right to compensation determined by a German court in special awards proceedings pursuant to Sec. 1 no. 1 Special Award Proceedings Act or in a settlement to such special award proceedings.
The Limited Offer will expire on September 29, 2005, 6.01h Central European Summer Time, 12:01 A.M. New York City time. Upon the expiration of the Limited Offer, Purchaser will continue to offer to purchase all Celanese Shares upon the terms of the Mandatory Offer, as described in the Mandatory Offer Document, for so long as the Mandatory Offer is required to remain outstanding pursuant to applicable law.
The Limited Offer may be extended or amended at the discretion of Purchaser, although Purchaser does not presently intend to amend or extend the Limited Offer.
Persons or entities that previously were Celanese Shareholders and who tendered their Celanese Shares in the Mandatory Offer for the Original Mandatory Offer Consideration and have not assigned their rights to increased cash compensation to any other person may receive EUR9.08 if they properly complete, execute and deliver the enclosed Waiver Letter prior to the expiration of the Limited Offer to the North American Depository, their Custodian Institution or broker, dealer, commercial bank or other nominee, as applicable. The foregoing payment of EUR9.08 is referred to as the “Incremental Payment” in this Supplement. No interest will be payable on the Incremental Payment.
Celanese Shareholders who do not execute the Waiver Letter but do tender their Celanese Shares will receive the Original Mandatory Offer Consideration and not the Limited Offer Consideration.
Subject to applicable law and the rules and regulations of the SEC, Purchaser reserves the right to delay acceptance for payment of or (regardless of whether such tendered Celanese Shares were theretofore accepted for payment) payment for, any tendered Celanese Shares, or to terminate or further amend the Limited Offer by giving oral or written notice of such delay, termination or amendment to DTC and the North American Depository and by making public announcement thereof.

2.	Acceptance and Payment for Shares
Purchaser will accept for payment, and will pay for, validly tendered Celanese Shares in the Limited Offer as set forth in the Mandatory Offer Document under Sections V.5.(c) and (d) “The Offer — Acceptance and Execution of the Offer; Procedures of Tendering Celanese Shares — Procedures Applicable to German Shares during the Subsequent Acceptance Period” and “The Offer — Acceptance and Execution of the Offer; Procedures of Tendering Celanese Shares — Procedures Applicable to North American Shares”, as applicable. In addition to the foregoing, tendering Celanese Shareholders must also properly complete, execute and deliver to the North American Depository, their Custodian Institution or broker, dealer, commercial bank or other nominee, as applicable, the enclosed Waiver Letter in order for the Purchaser to accept for payment and pay for validly tendered Celanese Shares in the Limited Offer.

3.	Procedures for Tendering Shares
The procedures for tendering Celanese Shares are set forth in the Mandatory Offer Document under the Sections V.5.(c) and (d) “The Offer — Acceptance and Execution of the Offer; Procedures of Tendering Celanese Shares — Procedures Applicable to German Shares during the Subsequent Acceptance Period” and “The Offer — Acceptance and Execution of the Offer; Procedures of Tendering Celanese Shares — Procedures Applicable to North American Shares”, as applicable. Celanese Shareholders tendering Celanese Shares that are North American Shares (as defined in the Mandatory Offer Document) should use the Letter of Transmittal circulated with this Supplement. In addition to the foregoing, in order to receive the Limited Offer Consideration tendering Celanese Shareholders must also complete and execute the Waiver Letter that is being circulated with this Supplement and deliver it to the North American Depository, their Custodian Institution or broker, dealer, commercial bank or other nominee, as applicable.

4.	Withdrawal Rights
Celanese Shareholders have no right to withdraw Celanese Shares validly tendered.

5.	Price Range of Shares
The Celanese Shares are traded on the Frankfurt Stock Exchange as well as on the electronic XETRA trading system. Celanese Shareholders should note that since July 27, 2005 the Celanese Shares have consistently traded on the Frankfurt Stock Exchange at prices higher than the Increased Offer Price. Celanese Shareholders are urged to obtain a current market quotation for the Celanese Shares before deciding whether to tender their shares in this Limited Offer.
The following table sets forth the high and low closing prices per Celanese Share for the periods indicated. The Celanese Share prices shown below represent the closing prices on the XETRA electronic trading system or on the floor trading of the Frankfurt Stock Exchange.

Frankfurt Stock Exchange (in Euros)
Calendar Year	High	Low

2004
Third Quarter	45.24	43.36
Fourth Quarter	45.90	44.00
2005
First Quarter	50.50	44.95
Second Quarter	49.44	46.94
Third Quarter (through August 24, 2005)	55.50	48.55
Source: Datastream
On August 25, 2005, the closing price of Celanese Shares on the XETRA electronic trading system of the Frankfurt Stock Exchange was EUR52.75 per Celanese Share (source: Deutsche Börse AG).

6.	Source and Amount of Funds
The total amount of funds required to purchase all of the Celanese Shares excluding Treasury Shares pursuant to this Limited Offer, will be approximately EUR110 million. If Celanese Shareholders who previously validly tendered their Celanese Shares for the Original Mandatory Offer Consideration requested the Incremental Payment the required funds would increase to approximately EUR116.4 million. Purchaser has sufficient funds available to pay such amounts.
The information set forth in Section X., “Certain Legal Matters” in the Mandatory Offer Document and Section VIII., “Certain Legal Matters” in the Going Private Disclosure Document is amended, restated and supplemented as follows:

VII.	CERTAIN LEGAL MATTERS
Celanese AG is a defendant in the following nine consolidated actions brought by Celanese Shareholders during August 2004 in the Frankfurt District Court (Landgericht) all of which were consolidated in September 2004:
Mayer v. Celanese AG
Knoesel v. Celanese AG
Allerthal Werke AG and Dipl.-Hdl. Christa Gotz v. Celanese AG
Carthago Value Invest AG v. Celanese AG
Prof. Dr. Ekkehard Wenger v. Celanese AG
Jens-Uwe Penquitt & Claus Deiniger Vermögensverwaltung GbR v. Celanese AG
Dr. Leonhard Knoll v. Celanese AG
B.E.M. Börseninformations- und Effektenmanagement GmbH v. Celanese AG
Protagon Capital GmbH v. Celanese AG
Further, several Celanese Shareholders have joined the proceedings via a third party intervention in support of the plaintiffs. Purchaser has joined the proceedings via a third party intervention in support of Celanese AG.
Among other things, these actions request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004 based on allegations that include the alleged violation of procedural requirements and information rights of the Celanese Shareholders.
In a related matter, twenty-seven Celanese Shareholders filed lawsuits in May and June of 2005 in the Frankfurt District Court (Landgericht) contesting the shareholder resolutions passed at the annual general meeting held May 19 and 20, 2005, which confirmed the resolutions passed at the July 30 and 31, 2004 extraordinary general meeting. In conjunction with a settlement reached with two institutional Celanese Shareholders, Paulson and ASB, in the Paulson Agreement on August 19, 2005, two of the contestation lawsuits brought by Paulson and a representative of Paulson were withdrawn.

The Frankfurt District Court (Landgericht) has suspended the proceedings regarding the resolutions passed at the July 30 and 31, 2004 extraordinary general meeting described above as long as the lawsuits contesting the confirmatory resolutions are pending. In addition, on May 9, 2005, one Celanese Shareholder commenced an additional action with the Frankfurt District Court (Landgericht) and requested that the court rule that the shareholder resolutions passed at the extraordinary general meeting on July 30 and 31, 2004 were void based on allegations that certain formal requirements necessary in connection with the invitation to the extraordinary general meeting had not been followed. This action has not been suspended.
Further, on August 2, 2004, two Celanese Shareholders instituted public register proceedings with the Königstein Local Court (Amtsgericht) and the Frankfurt District Court, both with a view to have the registration of the Domination Agreement in the Commercial Register deleted (Amtslöschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting, an alleged undercapitalization of the Purchaser and Blackstone and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the Commercial Register. In June 2005, the Frankfurt District Court dismissed the motions as inadmissible. The proceeding with the Königstein Local Court (Amtsgericht) is still pending.
Based upon information available as of the date of this Supplement, the outcome of the foregoing proceedings cannot be predicted with certainty. Except for certain challenges based on limited grounds, the time period to bring forward challenges (Anfechtungsklage) has expired.
The amounts of the fair cash compensation payable in the Mandatory Offer and of the guaranteed fixed annual payment offered under the Domination Agreement may be increased in special award proceedings (Spruchverfahren) initiated by minority shareholders. As of the date of this Supplement, several Celanese Shareholders have initiated special award proceedings seeking court’s review of the amounts of the fair cash compensation and of the guaranteed fixed annual payment offered under the Domination Agreement. As of the date of this Supplement, several Celanese Shareholders had initiated special award proceedings seeking review by the courts of the amounts of the fair cash compensation (Abfindung) and of the guaranteed fixed annual payment (Ausgleich) offered under the Domination Agreement. As a result of these proceedings, the amount of the fair cash consideration and the guaranteed fixed annual payment offered under the Domination Agreement could be increased by the court so that all Celanese Shareholders, including those who have already tendered their Celanese Shares into the Mandatory Offer and have received the fair cash compensation (but excluding any Celanese Shareholder that executes the Waiver Letter required to claim the Limited Offer Consideration or the Incremental Payment), could claim the respective higher amounts. However, the court dismissed all of these proceedings in March 2005 on the grounds of inadmissibility. The dismissal has been appealed.
In February 2005, the plaintiff in Mayer v. Celanese AG also brought a lawsuit against Purchaser as well as a former member of the board of management of Celanese AG and a former member of the supervisory board of Celanese AG in the Frankfurt District Court (Mayer v. Celanese Europe Holding GmbH & Co. KG, et al.). Among other things, this action seeks to unwind the tender of the plaintiff’s shares in the Original Offer described in the Mandatory Offer Document and seeks compensation for damages suffered as a consequence of tendering Celanese Shares in the Original Offer. The court ruled against the plaintiff in this matter in June 2005. The plaintiff appealed this decision with respect to Purchaser and the former member of the Celanese AG board of management; however, with respect to the former member of the Celanese AG supervisory board, the plaintiff has accepted the court’s ruling. As described in Section IV., “Background and Objective of the Limited Offer” in this Supplement, in connection with the Paulson Agreement, Paulson, which was a party to the action challenging the confirmatory resolutions approved by the annual general meeting on May 19 and 20, 2005 as well as a party to the special award proceeding, has withdrawn from these actions and all other shareholder actions relating to the Domination Agreement and the Original Mandatory Offer Consideration and further agreed not to commence any future actions.
August 30, 2005

Holders of North American Shares (as defined in the Mandatory Offer Document): Letters of Transmittal, Waiver Letters and, if applicable, certificates for Celanese Shares should be sent or delivered by each Celanese Shareholder that holds North American Shares or his broker, dealer, commercial bank or other nominee to the North American Depositary at its address set forth below:
The North American Depositary for the Limited Offer is:
Mellon Investor Services LLC

By Mail Reorganization Department P.O. Box 3301 South Hackensack, New Jersey 07606 U.S.	By Overnight Courier Delivery Reorganization Department 85 Challenger Road Mail Stop — Reorg Ridgefield Park, New Jersey 07660 U.S.	By Hand Reorganization Department 120 Broadway, 13th Floor New York, New York 10271 U.S.
Any questions or requests for assistance may be directed to the information agent at its address and telephone numbers set forth below. Requests for additional copies of this Supplement, the Mandatory Offer Document, the Going Private Disclosure Document, the Letter of Transmittal or other related materials may be directed to the information agent or Deutsche Bank AG in its capacity as international settlement agent. Celanese Shareholders may also contact the North American Depository, their Custodian Institutions, brokers, dealers, commercial banks or other nominees for assistance concerning the Limited Offer.
The Information Agent for the Limited Offer is:
501 Madison Avenue, 20th Floor
New York, New York 10022
U.S.A.
00-800-7710-9970 (toll-free in Germany)
00-800-7710-9971 (toll-free in the EU)
+1-877-750-5836 (toll-free in the U.S. and Canada)
+1-646-822-7403 (call collect from all other countries)
The Dealer Manager for the Limited Offer is:
DEUTSCHE BANK SECURITIES INC.
60 Wall Street
New York, New York 10005
U.S.A.
The International Settlement Agent for the Limited Offer is:
DEUTSCHE BANK AG
Taunusanlage 12
60325 Frankfurt am Main
Germany